FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June

BG Group plc
100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

By: /s/
Mark Edwards
Deputy Company Secretary

Date: 26 June 2002

BG Group

100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT

Telephone 0118 935 3222
Fax 0118 929 2674

BG Group plc

Board Change

The Board of BG Group announces that Andrew Bonfield has given notice of resignation as Executive Director Finance. He has agreed to join Bristol-Myers Squibb Co, a major pharmaceutical company based in the USA.

Frank Chapman, Chief Executive said "We recognise the major opportunity that this new role offers Andrew and wish him well in the future. We appreciate his contribution to BG Group at an important time in its development. His leave date has yet to be determined and we expect to make an announcement shortly about the timing of Andrew's departure and the appointment of his successor."

Emma Nichol
Secretary

26 June 2002